May 6, 2020

VIA EDGAR

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             China Online Education Group (CIK No. 0001659494)

Registration Statement on Form F-3 (File No. 333-237575)

Dear Ms. Bagley and Ms. Peyser:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, China Online Education Group (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 p.m., Eastern Daylight Time on May 8, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

China Online Education Group

By:	/s/ Jack Jiajia Huang
Name:	Jack Jiajia Huang
Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Issuer Acceleration Request]